Filed Pursuant to Rule 424(b)(3) Registration File No. 333-49966 Registration File No. 333-122355

Pricing Supplement No. 6 dated January 28, 2005
(To Prospectus Supplement dated March 22, 2001 and Prospectus dated December 7, 2000)

CENTEX CORPORATION

Senior Medium-Term Notes, Series E
Floating Rate Notes

Principal Amount:	$170,000,000

CUSIP No.:	15231EBK3

Type:	Regular Floating Rate

Interest Rate Basis:	3 month LIBOR

Designated LIBOR Page:	Telerate 3750

Initial Interest Rate:	2.9925%

Original Issue Date:	February 1, 2005

Stated Maturity:	August 1, 2007

Price to Public (Issue Price per $1,000 Principal Amount):	100.00%

Agents’ Discount or Commission:	$425,000

Net Proceeds to Centex:	$169,575,000

Spread:	+25 Basis Points

Interest Rate Reset Period:	Quarterly

Interest Determination Dates:	Two London Business Days prior to each Interest Reset Date

Interest Payment and Reset Dates:	February 1, May 1 August 1, November 1 (commencing May 1, 2005)

     This Pricing Supplement relates to the original issuance and sale by Centex Corporation of the $170,000,000 Senior Medium-Term Notes, Series E (the “Notes”), described herein through Banc of America Securities LLC and Credit Suisse First Boston, as agents. It is expected that delivery of the Notes will be made against payment therefor on or about February 1, 2005.

     We may issue Senior Medium-Term Notes, Series E, and Subordinated Medium-Term Notes, Series E, under Registration Statement No. 333-49966 and Registration Statement No. 333-122355 in a principal amount of up to $377,000,000 in gross proceeds and, to date, including this offering, an aggregate of $377,000,000 has been issued.